Exhibit 99.3

Dinara Nussipakynova, P.Geo. BBA consultants

1050 West Pender Street, Suite 800 Vancouver, BC V6E 3S7

Canada

CONSENT of QUALIFIED PERSON

New Pacific Metals Corp (the “Company”)

I, Dinara Nussipakynova, consent to any extracts from, or a summary of the Pre-feasibility Study of the Silver Sand Deposit of the Company of June 26th, 2024 (the “Technical Report”) in the news release of the Company dated June 26th, 2024 (the "News Release").

I certify that I have read the News Release being filed by the Company, and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this June 26th, 2024.

"Dinara Nussipakynova"

Dinara Nussipakynova, P.Geo.